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                    September 28, 2021

       Rahul Kushwah
       Chief Operating Officer
       Predictmedix Inc.
       77 King Street W.
       Suite 3000
       Toronto, ON M5K 1G8

                                                        Re: Predictmedix Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 20FR12G
                                                            Filed August 9,
2021
                                                            File No. 000-56295

       Dear Dr. Kushwah:

               We issued comments to you on the above captioned filing on August 20, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 12, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

               You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
       Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
       Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Technology
       cc:                                              Jonathan Gardner